UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Shumate Industries, Inc.

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
825636 10 3

(CUSIP Number)
Thomas Hill
Tejas Associates, Inc.
9185 Six Pines Drive
The Woodlands, Texas 77380
(281) 466-8700
With a Copy to:
Gene G. Lewis
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
(713) 651-5151

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 15, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	825636 10 3

1	NAMES OF REPORTING PERSONS Tejas Associates, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	825636 10 3

1	NAMES OF REPORTING PERSONS Tejas Research & Engineering, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

     This Amendment No. 1 to Schedule 13D (this “Amendment”) supplements and amends the Statement on Schedule 13D jointly filed on October 27, 2008 (the “Initial Schedule 13D”) by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”): (1) Texas Associates, Inc., a Nevada corporation (“Tejas Associates”), and (2) Tejas Research & Engineering, L.P., a Texas limited partnership (“Tejas Research”), relating to the shares of common stock, par value $.001 per share (the “Common Stock”) of Shumate Industries, Inc., a Delaware corporation (the “Issuer”), in order to provide disclosure regarding Tejas Research’s transfer to Intervale Capital, LLC, a Delaware limited liability company (“ICLLC”), on October 15, 2008 of warrants to acquire an aggregate of 2,443,269 shares of Common Stock.
     Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Initial Schedule 13D.
Item 2. Identity and Background
     Item 2 is hereby amended and supplemented as follows:
     (a) This Amendment is being filed jointly by the Reporting Persons.
     The Reporting Persons have entered into a Joint Filing Agreement, dated October 27, 2008, a copy of which is filed with this Amendment as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
(a)-(b) Following the transfer of the Warrants by Tejas Research to ICLLC as described in the Initial Schedule 13D, none of the Reporting Persons may be deemed to beneficially own any shares of Common Stock.
(c) Neither the Reporting Persons, nor to the knowledge of the Reporting Persons, the Listed Persons, has effected any transactions in the Common Stock during the past 60 days, other than the transfer of the Warrants described in the Initial Schedule 13D.
(d) Not applicable.
(e) Not applicable.
Item 7. Material to Be Filed as Exhibits
Exhibit A      Joint Filing Agreement, dated as of October 27, 2008, between Tejas Research and Tejas Associates.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
October 27, 2008

TEJAS ASSOCIATES, INC.
By:	/s/ Thomas Hill
	Name:	Thomas Hill
	Title:	Authorized Person

TEJAS RESEARCH & ENGINEERING, L.P.
By: TEJAS ASSOCIATES, INC., its general partner

By:	/s/ Thomas Hill
	Name:	Thomas Hill
	Title:	Authorized Person

EXHIBIT INDEX
Exhibit A Joint Filing Agreement, dated as of October 27, 2008, between Tejas Research and Tejas Associates.